

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

<u>Via E-mail</u>
George Yu
Chief Executive Officer
Cyto Wave Technologies, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

  Re: Cyto Wave Technologies, Inc.
    Registration Statement on Form 10
    Filed February 27, 2013
    File No. 000-54907

Dear Mr. Yu:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to

  • Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Information Required in Registration Statement, page 2

2. Your disclosure in the last paragraph that your statements are reasonable appears to conflict with your statement in the same paragraph that no opinion is expressed about your statements. You should not include statements that you do not believe are reasonable. Please revise.

Introduction, page 3

3. We note your disclosure that your technology was developed using government funds. Please tell us about any rights the government has to your technology and patents.

The Medical Imaging Market, page 3

4. Please provide us support for the market data mentioned in this section. Mark the material you provide us so that it is clearly reconcilable to your disclosure.

Our Proposed Products – Underlying Technology, page 3

5. Given your disclosure in the first paragraph on page 4 that you are developing the device, please tell us why you believe that you have a reasonable basis to make claims regarding:
   - the early detection that you mention in the first paragraph on page 3,

- the ability to be used as you describe in the last paragraph on page 4,
- the potential clinical applications that you mention on page 5 and
- the "greater sensitivity" that you mention on page 11.

6. Please provide us support for your statements of typical sensitivity in the first paragraph.

7. Refer to the capabilities of your product mentioned in the last paragraph on page 3 and to your statements in the first paragraph on page 4 regarding the capabilities of circulating tumor cells to be labeled and destroyed. With a view toward clarified disclosure, please tell us whether each of these capabilities have been successfully demonstrated without negative side effects. Also tell us what hurdles remain until those capabilities can be applied commercially. It is unclear what the feasibility studies mentioned on page 10 demonstrated, why the prototype of must be "refined" and "optimized," and whether there are any known material negative effects that must be addressed.

8. Please clarify the figures on page 4 so that they are understandable to investors who may not be experts in the field. Also clarify which part of the process that you describe on page 4 is covered by the patent applications included in your license.

Our License Agreement, page 6

9. Please update the disclosure on page 6 to clarify whether you have presented the business plan.

10. Please clarify whether your obligation to issue 5% of your shares to the university includes 161,315 shares you already issued to the university. Also:
- clarify whether you are required to issue 5% of your currently outstanding shares, 5% of your authorized shares, or 5% of your securities outstanding at the time of the Series A financing.
- clarify what you mean by a Series A financing. Does raising capital in any amount from any source trigger the obligation to issue 5% of your shares to the university?

11. Please address in this section the continuation fee and termination provisions in Article 6.1(b) and Article 16 of the license agreement.

Our Patents, page 6

12. We note your statement on page F-8 that the patent applications were filed in 2007. Please tell us the reasons that the patents have not yet been issued, including any material communications you have had regarding the applications.

Our Clinical Trials, page 10

13.   We note your disclosure that Cohort #1 is planned to be completed by May 2013. We
        also note your statement on page 5 that you anticipate clinical tests will begin in the first
        quarter. Please clarify when the clinical trials began. If trials did not begin as
        anticipated, please explain the reasons for the delays and add appropriate risk factors.

14.   Please provide us support for your disclosure in the fourth and fifth paragraphs of this
        section about "the case for Johnson & Johnson's CellSearch System."

15.   Please expand your disclosure to explain why you believe that the FDA may treat your *in
        vivo* product in the same manner as the FDA treated the *in vitro* method you cite. We
        note the disclosure in the penultimate sentence of the fourth paragraph of this section.

16.   If the approval of your product could cost substantially more and take a substantially
        longer period of time than mentioned in the last paragraph of this section, please balance
        your disclosure in that paragraph to clarify.

Risk Factors, page 12

17.   Please add a risk factor to explain the reasons for and effect of the language in your
        auditor's report about your ability to continue as a going concern.

Currently there is not public market, page 24

18.   It is unclear where you discuss the penny stock restrictions that you mention in the last
        sentence of this risk factor. Please revise.

If our directors, page 26

19.   Please clarify which stockholders have representatives on your Board of Directors.

Liquidity and Capital Resources and Plan of Operations, page 26

20.   Please revise your filing to include a discussion of your results of operations in
        accordance with Item 303(a)(3) of Regulation S-K.

21.   We note your disclosure on page 10 that you expect to fund the clinical trial through your
        research collaboration with the University of Arkansas for Medical Sciences. Please
        clarify how that collaboration provides funding.

Critical Accounting Policies and Use of Estimates, page 27

22.   Please revise to provide a discussion of your critical accounting policies including judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to FR-72 and SEC Release No. 33-8040.

Security Ownership of Certain Beneficial Owners and Management, page 27

23.   Please reconcile the information in this table with the 64% control mentioned in your risk factor on page 26.

24.   Please tell us why the University of Arkansas is not mentioned in the table as a beneficial owner of more than five percent of your common stock. We note the disclosure on page 30 that you issued 161,316 shares to the University of Arkansas.

Directors and Executive Officers, page 28

25.   Please revise your disclosure on pages 28-29 regarding Dr. Kuo and Mr. Callahan to indicate clearly the name of employers, titles and dates of positions that they held during the past five years.

26.   Please expand the disclosure in this section to discuss briefly the specific experience, qualifications, attributes or skills that led to the conclusion that each person named in this section should serve as a director for the registrant in light of the registrant's business and structure.

27.   Please tell us whether you have a chief financial officer. We note that you do not refer in this section to a chief financial officer.

28.   Refer to your disclosure on page 10 regarding Prof. Hutchins and Prof. Zharov.   Please tell us why you do not provide the information mentioned in Regulation S-K Item 401(c) regarding these investigators.

Executive Compensation, page 29

29.   Please provide the disclosure in the format required by Regulation S-K Item 402(n) to reflect the compensation Mr. Yu earned during your fiscal year ended December 31, 2012.

30.   We note your disclosure in Item 7 regarding the shares issued to your directors. Please tell us you believe your disclosure under Item 6 need not include the table mentioned in Regulation S-K Item 402(r). Cite all authority on which you rely.

Certain Relationships and Related Transactions, page 29

31.   Please reconcile the disclosure in this section with the disclosure in the seventh paragraph on page 30 about the number of shares issued to your founders.

Recent Sales of Unregistered Securities, page 30

32.   Please provide all disclosure required by Item 701 of Regulation S-K, including the consideration, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and the facts relied upon to make the exemption available.

33.   Please tell us when you filed the Form D related to the offering that you indicate was conducted in accordance with Regulation D.

Indemnification, page 33

34.   Please describe here the indemnification provisions of your employment agreement with your CEO.

Financial Statements, page F-1

Statement of Cash Flows, page F-5

35.   We see that you have included stock issued for patent costs as a cash inflow from operations and a cash outflow from investing activities. Since this does not appear to be a cash transaction, please explain how you applied the guidance of FASB ASC 230-10-45 in preparing the statement of cash flows.

Note 3 – Patent Rights, page F-8

36.   Please revise to disclose how you have accounted for the $41,255 in historic patent costs that you are required to reimburse UAMS and indicate when this amount is due and whether you have accrued this liability on your balance sheet.

Note 7 – Contingencies & Commitments, page F-10

37.   Please revise to disclose if the amounts due to your attorney have been recorded in your financial statements.

Exhibits

38.   Please tell us who are the parties to exhibit 10.4 and when the agreement was signed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Frank Horiton, Esq.